

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 23, 2016

<u>Via E-mail</u>
Gregory S. Collett
Principal Executive Officer
The Global Currency Gold Trust
c/o WGC USA Asset Management Company, LLC
685 Third Avenue, 27th Floor
New York, NY 10017

> **Re:** **The Global Currency Gold Trust**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2016**
> **File No. 333-206640**

Dear Mr. Collett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2015 letter.

<u>General</u>

1. We note your response to comment 1 in your letters dated May 27, 2016 and November 20, 2015. We understand your position that only a small percentage of the Fund's assets are exposed to counterparty risk each day based on daily settlement and historical changes in the value of the Reference Currencies comprising the FX Basket. As we continue to evaluate your response, please tell us what would happen in the event of a default by Merrill Lynch International. For example, it appears as though the Fund may be exposed to counterparty risk for greater than a T+3 time period to the extent the Fund is unable to find an alternative swap counterparty.

Gregory S. Collett
The Global Currency Gold Trust
June 23, 2016
Page 2

Risk Factors, page 13

The Fund has entered into an agreement with the Gold Delivery Provider . . ., page 26

2. Your revised disclosure references the financial statements filed by Bank of America
Corporation. Please tell us whether Bank of America Corporation will guarantee the
payment obligation of Merrill Lynch International under the Gold Delivery Agreement.

Description of the GLD Long USD Gold Index, page 39

Valuation of Reference Currencies Comprising the FX Basket in the Index, page 40

3. Please explain to us, with a view towards disclosure, whether the pre-determined
weightings attributed to the currencies comprising the FX Baskets may be changed, and if
so, the frequency with which such change can occur. Please also explain, with a view
towards disclosure, how the initial weightings were determined and what factors would
be used to change the weightings in the future.

4. Please add disclosure explaining why the reference currencies comprising the FX Basket
will need to be reset to the pre-determined weightings at the close of each Index Business
Day.

The Spot Rates of Each Reference Currency, page 40

5. We note your revised disclosure on page 41 that a pre-defined spread set for each
currency at each fix will be applied to the Trade Rate to calculate the opposite bid or
offer. Please revise to clarify that the pre-defined standard spread is set to reflect
liquidity at different times of day.

    Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215
with any questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Senior Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Richard F. Morris, Esq.
       Morgan, Lewis & Bockius LLP